Dime Financial         P.O. Box 700
                                Corporation         Wallingford, CT 06492
                                                    (203) 269-8881

             Dime Financial Corporation - Second Quarter Results

Dime Financial Corporation ("DFC") (NASDAQ: DIBK) announced net income of $3.0 million or $0.60 per share for the quarter ended June 30, 1996 compared with net income of $2.0 million or $0.41 per share for the quarter ended June 30, 1995. Net income for the six month period ended June 30, 1996 totalled $5.9 million or $1.17 per share compared with net income of $1.2 million or $0.25 per share for the six month period ended June 30, 1995. In addition, the Board of Directors voted to increase the regular quarterly dividend payment to $0.08 per share payable on August 23, 1996 to shareholders of record on August 6, 1996. The previous quarterly dividend payment was $0.07 per share. The improvement in net income from the year earlier was primarily the result of a reduction in the provision to the allowance for loan losses, an improvement in net interest income and a reduction in operating expenses, partially offset by a reduction in an income tax benefit. The provision to the allowance for loan losses during the second quarter of 1996 totalled $600,000 compared with $1.8 million during the second quarter of 1995. The provision to the allowance for loan losses for the six months ended June 30, 1996 totalled $1.3 million compared with $5.3 million for the year earlier period.

During 1996, the Company provided for only minimal income taxes as the result of tax loss carry-forwards available to offset regular Federal and State income taxes. In the second quarter of 1995, the Company recognized $2.0 million of a deferred tax benefit as the result of improved earnings projections. No deferred tax benefit was recognized during the first six months of 1996. Operating expenses totalled $3.8 million for the quarter ended June 30, 1996 compared with $5.0 million for the quarter ended June 30, 1995, representing a decrease of $1.2 million or 25%. Total operating expenses for the six month period ended June 30, 1996 were $7.3 million compared with $9.7 million for the six month period ended June 30, 1995, representing a decrease of $2.4 million or 25%. The decline in operating expenses during 1996 was primarily the result of a restructure program, first implemented during the second quarter of 1995, which significantly reduced the Company's workforce.

Salaries and employee benefits for the quarter ended June 30, 1996 totalled $1.6 million compared with salaries and employee benefits of $2.0 million for the quarter ended June 30, 1995, representing a decline of $344,000 or 17%. Salaries and employee benefits for the six month period ended June 30, 1996 totalled $3.4 million compared with $4.3 million for the first six months of 1995, representing a decrease of $868,000 or 20%. The cost of FDIC insurance also declined and totalled $40,000 for the quarter ended June 30, 1996 compared with $378,000 for the quarter ended June 30, 1995, representing a reduction of $338,000 or 89%. The cost of FDIC insurance for the six month period ended June 30, 1996 totalled $78,000 compared with $756,000 for the six month period ended June 30, 1995, representing a decrease of $678,000 or 90%. The drop in the cost of FDIC insurance was caused primarily by a general reduction in the assessment rate charged and an improvement in the risk rating of DFC's sole subsidiary, The Dime Savings Bank of Wallingford.

The allowance for loan losses at June 30, 1996 equalled $13.9 million and represented 242% of non-performing loans of $5.7 million and 3.28% of total loans outstanding. The allowance for loan losses at December 31, 1995 totalled $12.8 million and represented 166% of non-performing loans of $7.7 million and 2.80% of total loans outstanding. At June 30, 1995 the allowance for loan losses totalled $13.5 million or 119% of non-performing loans of $11.3 million and 2.74% of total loans outstanding. Non-performing loans totalled $5.7 million at June 30, 1996 representing a decrease of $1.9 million or 25% from December 31, 1995 and representing a decrease of $5.6 million or 49% from June 30, 1995. Other real estate owned ("OREO") totalled $612,000 at June 30, 1996 compared with OREO of $1.4 million at December 31, 1995 and $3.5 million at June 30, 1995. Total non-performing assets were $6.4 million at June 30, 1996 compared with $9.1 million at December 31, 1995 and $14.8 million at June 30, 1995. Non-performing assets equalled 0.92% of total assets at June 30, 1996 compared with 1.38% of total assets at December 31, 1995 and compared with 2.31% of total assets at June 30, 1995.

Net interest income totalled $6.9 million for the quarter ended June 30, 1996 representing a net interest rate spread of 3.61% and a net interest margin of 4.15% compared with net interest income of $6.4 million for the quarter ended June 30, 1995 which represented a net interest rate spread of 3.67% and a net interest margin of 4.12%. Net interest income for the six month period ended June 30, 1996 totalled $13.3 million representing a net interest rate spread of 3.51% and a net interest margin of 4.05% compared with net interest income of $13.0 million for the six months ended June 30, 1995 which represented a net interest rate spread of 3.80% and a net interest margin of 4.22%. Net interest income for the second quarter of 1996 was favorably affected by the recovery of $637,000 of interest income from the payoff of a large commercial mortgage which had been restructured several years ago. These interest payments had previously been recorded, in prior years, as reductions of principal. Operating expenses for the quarter, however, were also affected by approximately the same amount mostly from the loss on the sale of two bank-owned properties as well as severance charges from staff reductions.

Total assets were $689.0 million at June 30, 1996 compared with total assets of $639.3 million at June 30, 1995, representing an increase of $49.7 million or 8%. Total deposits were $569.4 million at June 30, 1996 compared with $528.6 million at June 30, 1995, representing an increase of $40.8 million or 8%. Total shareholders' equity was $56.5 million at June 30, 1996 representing an equity to assets ratio of 8.20% compared with shareholders' equity of $46.5 million at June 30, 1995 which represented an equity to assets ratio of 7.27%. The Tier 1 regulatory capital ratio at June 30, 1996 for The Dime Savings Bank of Wallingford, the Company's subsidiary bank, was 8.02% compared with a Tier 1 regulatory capital ratio of 6.83% at June 30, 1995. This ratio is in excess of the regulatory minimum.

Consolidated Statements of Condition
- --------------------------------------------------------------------------------------------
                                                       June 30,     December 31,    June 30,
(In thousands, except share data)                      1996         1995            1995
- --------------------------------------------------------------------------------------------

Assets
Cash and amounts due from banks                        $ 10,084     $ 11,172        $ 13,817
Interest bearing deposits                                   209        2,983           3,366
Federal funds sold                                       18,677       21,334          13,945
Investment securities available for sale (a)             14,053        8,138           8,003
Investment securities held to maturity (b)               82,212       47,898          48,403
Mortgage-backed securities available for sale (c)       128,607       95,190           5,707
Mortgage-backed securities held to maturity (d)             ---          ---          37,246
Investment in Federal Home Loan Bank of Boston stock      7,192        7,192           7,192
Loans receivable:
  Mortgage Loans:
    Residential real estate - owner occupied            309,677      329,597         380,803
    Residential real estate - non-owner occupied         24,914       27,699              (e)
    Commercial real estate                               36,968       43,658          52,582
    Builders' and Land                                    1,084        1,501           2,728
  Commercial loans                                        3,954        4,529           5,277
  Consumer loans                                         46,396       49,459          50,701
  Allowance for loan losses                             (13,885)     (12,779)        (13,477)
- --------------------------------------------------------------------------------------------
Loans receivable, net                                   409,108      443,664         478,614
Premises and equipment, net                               5,312        5,926           7,625
Accrued income receivable                                 4,839        4,451           4,289
Other real estate owned, net                                612        1,415           3,455
Other assets                                              5,495        6,242           4,729
Excess of cost over fair value of net assets
 acquired                                                 2,593        2,768           2,942
- --------------------------------------------------------------------------------------------

       Total assets                                    $688,993     $658,373        $639,333
============================================================================================

Liabilities and Shareholders' equity
Liabilities:
Deposits                                               $569,395     $543,344        $528,625
Federal Home Loan Bank of Boston advances                58,000       58,000          58,000
Other liabilities                                         5,068        5,361           6,243
- --------------------------------------------------------------------------------------------
       Total liabilities                                632,463      606,705         592,868
- --------------------------------------------------------------------------------------------

Shareholders' equity:
Preferred stock; no par value; authorized
 1,000,000 shares; none issued and outstanding              ---          ---             ---
Common stock; $1.00 par value; authorized
 9,000,000 shares; issued 5,453,208 shares,
 5,373,992 and 5,359,622, respectively                    5,453        5,374           5,360
Additional paid-in capital                               51,925       51,117          50,952
Retained earnings (deficit)                               3,034       (2,166)         (6,962)
Net unrealized gain (loss) on available for sale
 securities                                                (984)         241              13
Treasury stock --351,607 shares at cost                  (2,898)      (2,898)         (2,898)
- --------------------------------------------------------------------------------------------
      Total shareholders' equity                         56,530       51,668          46,465
- --------------------------------------------------------------------------------------------

      Total liabilities and shareholders' equity       $688,993     $658,373        $639,333
============================================================================================

<Fa> amortized cost: $14,003 at June 30, 1996; $8,155 at December 31, 1995;
     and $8,046 at June 30, 1995.
<Fb> market value: $80,819 at June 30, 1996; $48,245 at December 31, 1995;
     and $48,526 at June 30, 1995.
<Fc> amortized cost: $130,148 at June 30, 1996; $94,809 at December 31,
     1995; and $5,645 at June 30, 1995.
<Fd> market value:  $37,216 at June 30, 1995.
<Fe> information for this period is not available, it is included within
     "Residential real estate - owner occupied".


             Dime Financial Corporation and Subsidiary

Consolidated Statements of Operations
- --------------------------------------------------------------------------------------------------
                                           Three months ended June 30,   Six months ended June 30,
(In thousands, except share data)          1996         1995             1996          1995
- --------------------------------------------------------------------------------------------------
Interest Income:
  Interest and fees on loans              $ 9,357       $10,060          $18,865       $20,243
  Interest-bearing deposits                     9            27               21            78
  Federal funds sold                          270           359              480           743
  Interest and dividends on investments:
    U.S. treasury securities                   67           192              129           433
    U.S. government agency obligations      1,178           535            2,170           825
    REMIC/CMO's                               787           215            1,620           215
    Non-agency REMIC/CMO's                    421           ---              489           ---
    Mortgage-backed securities                760           141            1,511           141
    Asset- backed securities                  126           ---              126           ---
    Other bonds and notes                     ---           141               39           331
    Equity securities                         ---           ---              ---             3
  Dividends on Federal Home Loan Bank of
   Boston Stock                               115           127              228           259
- ----------------------------------------------------------------------------------------------
      Total Interest Income                13,090        11,797           25,678        23,271

Interest Expense:
  Interest to depositors                    5,195         4,404           10,327         8,239
  Interest on Federal Home Loan Bank of
   Boston advances                            990         1,042            2,032         2,078
- ----------------------------------------------------------------------------------------------
      Total Interest Expense                6,185         5,446           12,359        10,317
- ----------------------------------------------------------------------------------------------

Net Interest Income                         6,905         6,351           13,319        12,954
  Provision for loan losses                   600         1,800            1,300         5,300
- ----------------------------------------------------------------------------------------------
Net Interest Income after provision         6,305         4,551           12,019         7,654
  Investment securities gains
   (losses), net                               12           ---              171           234
  Other operating income                      485           506              991         1,058
- ----------------------------------------------------------------------------------------------
  Income before other operating expenses    6,802         5,057           13,181         8,946
- ----------------------------------------------------------------------------------------------
Other Operating Expenses:
  Salaries and employee benefits            1,643         1,986            3,408         4,275
  Professional and other services             578           648            1,094         1,267
  Bank occupancy and equipment expense        939           779            1,613         1,533
  FDIC Assessment                              40           378               78           756
  Net cost of operation of other real
   estate                                    (136)         (260)            (290)         (176)
  Restructure expense, net                    182           947              340           947
  Other operating expenses                    518           530            1,049         1,075
- ----------------------------------------------------------------------------------------------
      Total Other Operating Expenses        3,764         5,008            7,292         9,677
- ----------------------------------------------------------------------------------------------
Income (loss) before income taxes           3,038            49            5,889          (731)
Income tax benefit                             (2)       (1,987)             (10)       (1,976)
- ----------------------------------------------------------------------------------------------
Net income                                $ 3,040       $ 2,036          $ 5,899       $ 1,245
==============================================================================================

Weighted average common shares              5,059         4,998            5,041         4,996

Earnings per share                        $  0.60       $  0.41          $  1.17       $  0.25


Selected Financial Highlights
- ----------------------------------------------------------------------------------------
                                             For the three months     For the six months
                                                ended June 30,          ended June 30,
(Dollars in thousands)                         1996        1995        1996        1995
- ----------------------------------------------------------------------------------------

Average yield on interest-earning assets       7.89%       7.67%       7.84%       7.63%
Average cost of funds                          4.28%       4.00%       4.33%       3.83%
Net interest rate spread                       3.61%       3.67%       3.51%       3.80%
Net yield on interest-earning assets           4.15%       4.12%       4.05%       4.22%
Net income                                   $3,040      $2,036      $5,899      $1,245
Return on average assets                       1.79%       1.29%       1.76%       0.40%
Return on average equity                      22.47%      18.03%      22.14%       5.44%
Leverage capital ratio                         8.05%       6.86%       8.05%       6.86%
Earnings per share                           $ 0.60      $ 0.41      $ 1.17      $ 0.25
Book value per share                         $11.08      $ 9.28      $11.08      $ 9.28


Selected Financial Data
- -------------------------------------------------------------------------------------------
                                                   June 30,       December 31,     June 30,
(in thousands)                                     1996           1995             1995
- -------------------------------------------------------------------------------------------

Non-Performing Asset Information:
Non-Performing Loans:
  Residential Real Estate - owner occupied         $2,000         $2,729           $ 5,513
  Residential Real Estate - non-owner occupied      1,358          1,235             4,122
  Commercial Real Estate                            1,829          2,580                95
- ------------------------------------------------------------------------------------------
      Total Mortgage Loans                          5,187          6,544             9,730
  Commercial Loans                                    307            690             1,040
  Consumer Loans                                      247            448               553
- ------------------------------------------------------------------------------------------
      Total Non-Performing Loans                    5,741          7,682            11,323

Other Real Estate Owned                               656          1,865             4,055
Less: Reserve for OREO Losses                          44            450               600
- ------------------------------------------------------------------------------------------
      Total OREO, net                                 612          1,415             3,455

Total Non-Performing Assets                        $6,353         $9,097           $14,778
==========================================================================================


- -------------------------------------------------------------------------------------------
                                                   June 30,       December 31,     June 30,
(in thousands)                                     1996           1995             1995
- -------------------------------------------------------------------------------------------

Average Balance Information
For the quarters ended:
Interest earning assets:
  Gross loans                                      $432,696       $472,201         $500,800
  Investment securities                             210,003        136,976           87,240
  Federal funds sold / interest bearing
   deposits                                          21,362         20,244           27,475
- -------------------------------------------------------------------------------------------
    Total interest earning assets                   664,061        629,421          615,515

Total Assets                                       $678,354       $644,264         $632,579
===========================================================================================

Interest bearing liabilities:
  Interest bearing deposits                        $522,188       $494,502         $487,813
  Borrowings                                         58,000         58,000           58,000
- -------------------------------------------------------------------------------------------
    Total interest bearing liabilities              580,188        552,502          545,813

Total Liabilities                                   624,244        594,596          587,419

Shareholders' Equity                                 54,110         49,668           45,160

Total Liabilities & Shareholders' Equity           $678,354       $644,264         $632,579
===========================================================================================

Average Balance Information
For the six and twelve months ended:
Interest earning assets:
  Gross loans                                      $441,584       $492,028         $504,961
  Investment securities                             194,652        100,642           75,187
  Federal funds sold / interest bearing
   deposits                                          18,882         23,727           30,170
- -------------------------------------------------------------------------------------------
    Total interest earning assets                   655,118        616,397          610,318

Total Assets                                       $670,386       $633,938         $630,112
===========================================================================================

Interest bearing liabilities:
  Interest bearing deposits                        $515,619       $487,137         $485,022
  Borrowings                                         58,000         58,060           58,121
- -------------------------------------------------------------------------------------------
    Total interest bearing liabilities              573,619        545,197          543,143

Total Liabilities                                   617,105        586,808          584,358

Shareholders' Equity                                 53,281         47,130           45,754

Total Liabilities & Shareholders' Equity           $670,386       $633,938         $630,112
===========================================================================================